Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

April 11, 2024

VIA EDGAR

Valerie J. Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sixth Street Specialty Lending, Inc. (File No. 001-36364)

Preliminary Proxy Statement on Schedule 14A filed on March 22, 2024

Dear Ms. Lithotomos:

On behalf of Sixth Street Specialty Lending, Inc. (the “Company”), in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission in correspondence on March 27, 2024, we transmit for filing the Company’s response to the comment.

For convenience of reference, the comment of the Staff has been reproduced herein. We have discussed the Staff’s comment with representatives of the Company. The Company’s response to the Staff’s comment is set out immediately under the reproduced comment.

Quorum, Effect of Abstentions and Broker Non-Votes, Vote Required to Approve the Proposal

SEC Comment: Please remove the sentence stating that broker non-votes will be counted as present for the purpose of establishing quorum.

Response: The Company has revised the disclosure accordingly.

* * * * * * * *

April 11, 2024

The definitive proxy statement is expected to be filed on or about April 11, 2024. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact me at (202) 636-5592.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Ian Simmonds, Sixth Street Specialty Lending, Inc.